FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned Person Discharging Managerial Responsibility on 8 December 2011:-

Mr M Dunoyer
 Exercise of option over 72,000 Ordinary shares, granted on 3 December 2002 under the GlaxoSmithKline Share Option Plan at a price of £11.79 per share, and sale of 72,000 Ordinary shares at a price of
£14.459 per share.

Exercise of option over 67,329 Ordinary shares granted on 2 December 2004 under the GlaxoSmithKline Share Option Plan at a price of £11.23 per share, and sale of 67,329 Ordinary shares at a price of
£14.435 per share.

Exercise of option over 2,671 Ordinary shares granted on 2 December 2004 under the GlaxoSmithKline Share Option Plan at a price of £11.23 per share, and sale of 2,671 Ordinary shares at a price of
£14.445 per share.

Exercise of option over 70,000 Ordinary shares, granted on 15 December 2003 under the GlaxoSmithKline Share Option Plan at a price of £12.70 per share, and sale of 70,000 Ordinary shares at a price of
£14.441 per share.

The Company and the above-mentioned person were advised of this transaction on 9 December 2011.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

9 December 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 09, 2011
By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc